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                                                   Exhibit (a)(5)
FOR IMMEDIATE RELEASE

Shareholder Contact:
1-800-219-4218

Media Contact Only:
Duff Ferguson
212-969-1056

           ALLIANCE WORLD DOLLAR GOVERNMENT FUND, INC.
              ANNOUNCES EXPIRATION OF TENDER OFFER
                     AND PRELIMINARY RESULTS


NEW YORK, NY January 9, 1998 -- Alliance World Dollar Government Fund, Inc. (NYSE:AWG) (the "Fund") announced today that its tender offer for 1,297,906 of its issued and outstanding shares of common stock representing approximately 15% of the Fund's outstanding shares expired yesterday at 12:00 Midnight Eastern Time. Shares tendered may be withdrawn at any time prior to 5:00 P.M. Eastern Time on January 12, 1998.

Based upon current information, approximately 1,037,717 shares were tendered, of which approximately 13,040 shares were tendered pursuant to notices of guaranteed delivery. These numbers are subject to adjustment and should not be regarded as final. The actual number of shares to be purchased will be announced at a later date. Management of the Fund anticipates acceptance and payment by not later than January 16, 1998 of all shares properly tendered. The purchase price of properly tendered shares is the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange on January 8, 1998.

The Fund is a non-diversified, closed-end U.S. registered management investment company whose investment adviser is Alliance Capital Management L.P. The Fund seeks high current income from investment in debt obligations denominated in U.S. dollars of countries with emerging economies whose recent interest rates are higher than those of the United States.

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                Alliance Capital Management L.P.,
        1345 Avenue of the Americas, New York, N.Y. 10105